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SEC FILE NUMBER
8-40044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securities Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2107 5th Avenue North, Suite 500
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Jones	(203) 307-7870	securitiescap2@prodigy.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Jones, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securities Capital Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chairman & CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securities Capital Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2021

Contents

Securities Capital Corporation

Independent Auditor's Opinion

For the Year-ended December 31, 2021

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Securities Capital Corporation

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Securities Capital Corporation (the "Company") as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
May 9, 2022

We have served as the Securities Capital Corporation's auditor since 2019.

Securities Capital Corporation

Financial Statements

For the year ended December 31, 2021

Securities Capital Corporation
Statement of Financial Condition
For the year ended December 31, 2021

		Dec 31, 21
ASSETS		
Current Assets		
Checking/Savings		
Checking	$	2,571
Alamerica Savings - 3813		55,442
American Capital (Money Market)		24,519
Saxony Brokerage - Money Market		3,208
Total Checking/Savings	$	85,740
Accounts Receivable		
Commissions Receivable		
Funds Receivable		1,225
12b-1 Fees Receivable		1,139
Total Commissions Receivable	$	2,364
Total Accounts Receivable	$	2,364
Other Current Assets		
Saxony Brokerage - Securities		3,201
Total Other Current Assets	$	3,201
Total Current Assets	$	91,305
Other Assets		
Pershing Deposit Account		26,387
Saxony Deposit Account		4,500
Total Other Assets	$	30,887
TOTAL ASSETS	**$**	**122,193**
LIABILITIES & EQUITY		
Liabilities (all current)		
Current Liabilities		
Accounts Payable		
Saxony Payable		370
Total Accounts Payable	$	370
Accrued Liabilities		
Tuttle & Bond PLLC		2,750
Total Accrued Liabilities	$	2,750
Total Liabilities	**$**	**3,120**
Equity		
Capital Stock		5,000
Paid-in Capital		331,935
Unrealized Gain (Loss)		1,058
Retained Earnings		-207,579
Net Income		-11,341
Total Equity	$	119,073
TOTAL LIABILITIES & EQUITY	**$**	**122,193**

The accompanying notes are an integral part of these financial statements.

Securities Capital Corporation
Statement of Comprehensive Income
For the year ended December 31, 2021

		Jan - Dec 21
Ordinary Income/Expense		
Income		
Commission Income		
Saxony Clearing	$	82,240
Mutual Funds		33,224
Commission Income	$	115,464
Underwriting Revenue		84,297
Total Income	$	199,761
Expense		
Audit Costs		10,350
Bank Service Charges		405
Business Licenses and Permits		1,003
Clearing Charges		75,132
Communication & Technology		11,243
Computer and Internet Expenses		353
Contracted Labor		500
Fees & Licenses		1,962
Gifts & Donations		165
Inactivity Fee-Saxony Brokerage		50
Office Supplies		903
Payroll Expenses		86,280
Postage and Delivery		353
Rent Expense		17,395
Regulatory Fees		4,572
Travel Expense		506
Total Expense	$	211,170
Net Ordinary Income	$	(11,409)
Other Income		
48900 · Interest Income		50
48910 · Dividend Income		18
Total Other Income	$	68
Net Income	**$**	**(11,341)**
Other Comprehensive Income		
Unrealized Loss		-177
Total Other Comprehensive Income	$	(177)

The accompanying notes are an integral part of these financial statements.

Securities Capital Corporation
Statement of Cash Flows
For the Year-Ended December 31, 2021

Operating Activities		
Net Income	$	(11,341)
Adjustment to reconcile net income		
Commission Receivable		1,491
Accounts Payable		370
Accrued Liabilities		2,750
Net cash used by operating activities	$	(6,730)
Investing Activities		
-		-
Net cash provided (used) by investing activities	$	-
Financing Activities		
Paid-in Capital		12,774
Net cash provided by financing activities	$	12,774
Net increase in cash and cash equivalents	$	6,044
Cash and equivalents at beginning of year	$	79,696
Cash and equivalents at end of year	$	85,740

The accompanying notes are an integral part of these financial statements.

Securities Capital Corporation
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2021

	Shares	Amount	Paid-in Capital	Unrealized Gain (Loss)	Retained Earnings	Net Income	Total Equity
Balance as of January 01, 2021	200	$ 5,000	$ 319,161		$ (206,344)	$ -	$ 117,817
Unrealized Loss				-	$ (177)		$ (177)
Paid-in Capital			$ 12,774				$ 12,774
Net income						(11,341)	$ (11,341)
Balance as of December 31, 2021	200	$ 5,000	$ 331,935	$ -	$ (206,521)	$ (11,341)	$ 119,073

The accompanying notes are an integral part of these financial statements.

Securities Capital Corporation
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below.

ORGANIZATION

Securities capital Corporation (the "Company"), an Alabama corporation, is engaged in the buying and selling of investment securities as a registered broker-dealer with the securities and exchange Commission (SEC) and participates in the municipal bonds securities market. It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company's Financial Statements are presented in accordance with the accounting principles generally accepted in the United States of America. The company began operations in 1988 and its Chairman & Chief Executive Officer and Vice Chairman wholly owns all common stock of the Company. The Company's primary business consists of providing security brokerage services to individuals and institutional investors which generate substantially all of its commission revenues. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Description of the Business

The Company, located in Birmingham, Alabama, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers are held by a Clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Equivalents

The Company considers as cash all sort-term investments with an original maturity of three months or less to be cash equivalents.

Account Receivables - recognition of bad debts

The Company considers receivables to be fully collectible; accordingly, no allowances for doubtful accounts is required. If accounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commissions Receivable and Accounts Receivable are recorded by the Company when the services are rendered.

Income taxes

Effective January 1, 2002, the Company elected "S" Corporation status for federal income tax purposes by the shareholders. Accordingly, no federal income taxes are required in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comprehensive Income

In 1997, the Statement of Financial Accounting Standards (FAS) issued FAS 130, Reporting Comprehensive, which establishes requirements for disclosure of comprehensive income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustment. In 2016, FASB issued ASU 2016-01, which removed equity securities from being classified as trading or available for sale, the consequence thereof was to remove unrealized gain on equity securities for trading and available-for-sale from comprehensive income and reclassify into net income.

Concentrations

The Company has revenues concentrations. The Company specializes in the sale of securities.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 5c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital, as defined under such provisions. Net and related capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as net capital in the audited computation of net capital and the broker-dealer's corresponding Part II A of the focus report required under 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the Clearing Broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with the Clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities Transactions. In the event this occurs, the Company will indemnify the Clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2021, management of the Company had not been notified by the Clearing broker-dealer, nor were they otherwise aware of any potential losses related to the indemnification.

NOTE E- MARKETABLE SECURITIES AND FAIR VALUE

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial at amounts that are approximate to fair value. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risks.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities based upon prices provided by the clearing firm as of the close of the last trading day in the year multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as December 31, 2021. There has been no significant or any changes in methodology for estimating fair value of the Company's financial instruments since December 31, 2021.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quotes in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Investments in Equity Securities

Based on the review performed, management believes that the valuations used in its financial statements are reasonable and appropriately classified in the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Money Market	$ 24,519	$ -	$ -	$ 24,519
Securities	$ 3,201	$ -	$ -	$ 3,201
Total	$ 27,720	$ -	$ -	$ 27,720

Marketable Securities include stocks with a fair market value of $3,201. The mark-to-market accounting for unrealized gain of $1058 is recorded on the 2021 Statement of Financial Condition and the current year unrealized loss of $177 is reflected on the statement of Other Comprehensive Income and Statement of Changes in Ownership Equity.

NOTE G - Related Party

During the year, the Company paid the CEO and his wife, commissions earned in the amount of $40,693 and $44,087, respectively.

NOTE H - ASC 606 REVENUE RECOGNITION

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recognized on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE I - ASC 842

The Company maintains a month-to-month oral agreement for rent expense with a third party, which agreement can be terminated by either party and is not subject to ASC - 842.

NOTE J- Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 9, 2022. Based upon review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Securities Capital Corporation

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Securities Capital Corporation

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Computation of Net Capital

Total Stockholder's Equity	$119,073
Allowable Subordinated Loans	$ -
Non-Allowable Assets	$ 1,139
Haircuts on Securities Positions	
Securities Haircuts	$ 971
Undue Concentration Charges	$ -
Net Allowable Capital	$116,963

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 208
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$100,000
Net Capital Requirement	$100,000
Excess Net Capital	$ 16,963

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,120
Percentage of Aggregate Indebtedness to Net Capital	2.67%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2021	$120,573
Adjustments		
Increase (Decrease) in Equity		$ (1,980)
Increase (Decrease) in Subordinated Loans		$ -
(Increase) Decrease in Non-Allowable Assets		$ (1,139)
(Increase) Decrease in Securities Haircuts		$ (491)
(Increase) Decrease in Undue Concentration Charges		$ -
Net Capital per Audit		$116,963
Reconciled Difference		$ -

Securities Capital Corporation

Supplementary Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $116,963 which was $16,963 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.67%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000, to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue an Agreed Upon Procedures Report is not required. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. The Company did not have in excess of $500,000 in gross revenue and no AUP Report shall be included in this Supplemental Information section.

Securities Capital Corporation

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2021

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Michael Jones
Securities Capital Corporation
2107 5th Avenue North,
Ste. 500
Birmingham, AL 35202

Dear Michael Jones:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Securities Capital Corporation identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Securities Capital Corporation stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Securities Capital Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond

Fredericksburg, Texas
May 9, 2022

Securities Capital Corporation

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2021

Securities Capital Corporation
2107 5th Avenue North
Suite 500
Birmingham, AL 35203

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(I)(B)(2)

To the best of my knowledge and belief, Securities Capital Corporation:

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from January 01, 2021 through December 31, 2021, without exception, unless, noted in number 3 below;

3. We have no exceptions to report this fiscal year.

Regards,

Michael Jones
CEO
Securities capital Corporation